SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement  |  Lisbon  |  17 June 2011

Long Position — Morgan Stanley

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that Morgan Stanley now holds a long position corresponding to less than 2% of the share capital of PT

This change resulted from a decrease in the number of PT ordinary shares underlying cash settled financial instruments held by Morgan Stanley & Co International plc. The change occurred on 6 June 2011, through off-exchange transactions. As a result of such transactions, Morgan Stanley now holds a long position corresponding to a total of 16,858,696 ordinary shares representing 1.88% of PT’s share capital.

Additionally, PT was informed that the long position is held as follows:

Holdings in PT ordinary shares:

•                      Morgan Stanley Capital Services: 800 ordinary shares representing 0.0001% of the share capital and voting rights in PT;

•                      Morgan Stanley & Co. Incorporated: 4,560,773 ordinary shares representing 0.51% of the share capital and voting rights in PT;

•                      Morgan Stanley & Co. International plc: 11,595,658 ordinary shares representing 1.29% of the share capital and voting rights in PT;

•                      MS Capital (Luxembourg) SA: 27,642 ordinary shares representing 0.003% of the share capital and voting rights in PT;

•                      Morgan Stanley Smith Barney LLC: 222,995 ordinary shares representing 0.02% of the share capital and voting rights in PT.

PT was further informed that the parent company of Morgan Stanley Capital Services and Morgan Stanley & Co. Incorporated is Morgan Stanley. Morgan Stanley is also the parent company of Morgan Stanley & Co. International plc, MS Capital (Luxembourg) SA and Morgan Stanley Smith Barney LLC, through the following chains of companies:

•                      Morgan Stanley & Co. International plc: Morgan Stanley, Morgan Stanley International Holding Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK (Group) and Morgan Stanley & Co. International plc;

•                      MS Capital (Luxembourg) SA: Morgan Stanley, Morgan Stanley International Holdings Inc. and MS Capital (Luxembourg) SA;

•                      Morgan Stanley Smith Barney LLC: Morgan Stanley, Morgan Stanley & Co. Incorporated, Morgan Stanley Alpha Holdings LLC, Morgan Stanley JV Holdings LLC, Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley Smith Barney LLC.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Holdings in financial instruments:

•                      Morgan Stanley & Co. International plc: 450,828 ordinary shares via cash settled financial instruments representing 0.05% of the share capital and voting rights in PT

This statement is pursuant to the terms and for the purposes of article 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Morgan Stanley & Co. International plc, with registered office at 25 Cabot Square, Canary Warf, London E14 4QA, United Kingdom.

  |  Announcement

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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